

中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC


SEC MAIL PROCESSING
RECEIVED
JUN 1 0 2005
WASH. D.C.
209
SECTION

8th June, 2005

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and [redacted]
450 Fifth Stree
Washington, D
U.S.A.


05008866

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

- Form D2B dated 9th May, 2005; and
- Form D2B dated 24th May, 2005.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited



Jenny Chan
Secretary


PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

Encl.

JC/DT/CSH05

dw 6/13



公 司 註 冊 處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s.158(4))



SEC MAIL
RECEIVED
PROCESSING
JUN 10 2005
WASH D.C.
209
SECTION

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中 策 集 團 有 限 公 司

2 個人秘書／董事資料更改 Change of Particulars of Individual ~~Secretary~~／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual ~~Secretary~~／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity**: ☐ 秘書 Secretary ☐ 董事 Director ☑ 候補董事 Alternate Director

代替 Alternate to: Yap, Allan

中文姓名 **Name in Chinese**: 呂 兆 泉

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Lui	Siu Tsuen

(註 Note 7) 身份證明 **Identification**:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
E641463(3)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
13 -05- 2005
CR 文件收發小組 Central Mail Unit

表格 Form **D2B**

公司編號 Company Number: 29649

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) **(c) 別名 Alias**

	日 DD	月 MM	年 YYYY

(註 Note 10) **(d) 住址 Residential Address**

Address	國家 Country	日 DD	月 MM	年 YYYY
348 Jalan Boon Lay, Singapore 619529	Singapore	09	05	2005

(註 Note 11) **(e) 電郵地址 E-mail Address**

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 29649

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**:

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 **Effective Date**

(a) 中文及英文名稱 **Name in Chinese and English**

日 DD 月 MM 年 YYYY

(註 Note 13) **(d)** 地址 **Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c)** 電郵地址 **E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

This Notification includes ______ Continuation Sheet(s) A and ______ Continuation Sheet(s) B.

簽署 Signed：

姓名 Name ： Chan Yan Yan, Jenny 日期 Date ： 9 May 2005

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**



SEC
RECEIVED
PROCESSING
JUN 1 0 2005
WASH. D.C.
209
SECTION

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual ~~Secretary~~／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual ~~Secretary~~／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese:

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yap	Allan

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	BD123174

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use



收件日期 RECEIVED
2 6 -05- 2005
CR
文件收發小組
Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Nu

29649

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual ~~Secretary /~~ Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective

(a) 中文姓名 Name in Chinese

日 DD 月 MM 年

(b) 英文姓名 Name in English

姓氏 Surname 名字 Other Names

日 DD 月 MM 年 Y

(註 Note 9) (c) 別名 Alias

日 DD 月 MM 年 YY

(註 Note 10) (d) 住址 Residential Address

住址 Residential Address	國家 Country	日 DD	月 MM	年 YYY
1919 West 57th Avenue, Vancouver, B.C., V6P 1T9, Canada	Canada	24	05	200

(註 Note 11) (e) 電郵地址 E-mail Address

日 DD 月 MM 年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

日 DD 月 MM 年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country 號碼 Number

日 DD 月 MM 年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 29649

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**:

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

This Notification includes ______ Continuation Sheet(s) A and ______ Continuation Sheet(s) B.

簽署 Signed：[signature]

姓名 Name：Chan Yan Yan, Jenny
~~董事 Director~~／秘書 Secretary *

日期 Date：24th May 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)